Exhibit (k)(7)

SERVICES AGREEMENT

This Services Agreement (“Agreement”), by and between Vigilant Compliance, LLC, with an address at Brandywine Two, 5 Christy Drive, Suite 208, Chadds Ford, Pennsylvania 19317 (“Vigilant”), and American Real Estate Income Fund (the “Fund”), with an address at 405 Park Avenue, 12th Floor, New York, New York 10022, shall be effective upon approval of a majority of the Fund’s independent directors.

Background

A.	The Fund agrees to contract with Vigilant to provide Services (as such term is defined in Section 1 below) to Fund, which will include providing a qualified and competent individual to serve as Chief Financial Officer of the Fund (“CFO”) , which is registered as an investment company under the Investment Company Act of 1940, as amended (the “1940 Act”).

B.	Vigilant agrees to provide Services to the Fund, subject to the terms and conditions hereof.

Terms

In consideration of the premises and of the covenants and agreements hereinafter set forth, the parties hereto covenant and agree as follows:

1.	Services. Gerard Scarpati agrees to provide to the Fund the following CFO services (the “Services”) and will:

•	Attend or participate in each Quarterly Board Meeting, Audit Committee Meeting and Special Board Meeting;

•	Review Draft Financial Statements prepared by Gemini (or other Fund Accounting service provider, herein “Gemini”). (Note: Bookkeeping, routine check writing and other matters are excluded from this service);

•	Review Monthly Financial Statements;

•	Review Final Dividend Distribution Schedule;

•	Review Calculation of Advisory Fee;

•	Review Gemini’s Sub-Chapter M Reports from Gemini;

•	Review Fund’s Fair Valuation Schedule;

© Copyright 2014 Vigilant Compliance, LLC

ARC Real Estate Income Fund - Name Changed to - American Real Estate Income Fund

CFO Fund Agreement updated from 5/12 to 1/7/14

•	Review Asset Coverage Test Information from Gemini;

•	Review of Sarbanes Oxley Reports, if any;

•	Interface with the Fund’s Audit Committee;

•	Interface with the Fund’s Registered Auditors;

•	Review and Execution of N-CSR and Annual Report Certifications to the extent appropriate;

•	Review the Fund’s Audit Reports, Management Letters and Internal Control Letters; and

•	Review Certifications and Sub-Certifications of Service Providers.

2.            Staff. Fund shall provide reasonable staff support to perform certain subsidiary duties delegated by the CFO to Fund personnel.

3.            Term. The term shall commence on the effective date of this Agreement and shall continue in effect until one year from the date thereof, and shall thereafter automatically renew in one year increments unless earlier terminated by (a) the Fund upon sixty (60) days’ prior written notice to Vigilant after the initial term, and (b) Vigilant upon sixty (60) days’ prior written notice to the Fund after the initial term.

4.            Fees and Expenses. Fund shall pay Vigilant a monthly fee as set forth below.

(a) Chief Financial Officer Fee. As compensation for Vigilant’s provision of Services specified in Section 1 above, the Adviser shall pay Vigilant a one-time start up fee of $5,000 set up on Vigilant’s system. Thereafter, the Adviser shall pay Vigilant $2,167 per month payable quarterly in advance for the initial 6 months and thereafter $3,167 per month payable quarterly in advance of the preceding quarter for gross assets of up to $50 million.

© Copyright 2014 Vigilant Compliance, LLC

ARC Real Estate Income Fund - Name Changed to - American Real Estate Income Fund

CFO Fund Agreement updated from 5/12 to 1/7/14

For gross assets up to $50 million, the fees below will apply:

Gross Assets	Monthly Fee	Schedule
Up $50 million	$2,167	1-6 months
Up to $50 million	$3,167	7-12 months
Between $50 million and $100 million	$4,167
Between $100 million and $150 million	$4,300
Between $150 million and 250 million	$4,600
Between $250 million and $350 million	$4,900

For gross assets above $350 million, add $300 per month to the monthly fee for increments of $150 million. The above rate will increase by 3% annually.

(b) Expenses. The Fund will pay reasonable out of pocket and travel expenses incurred by Vigilant in the performance of its duties under this Agreement, which include, but are not limited to, Federal Express and overnight mail services, parking, tolls, train, air and related travel expenses, mileage (at the standard allowable mileage rate) and copying charges (copying charges will be charged for larger copy items, such as the annual report or other large copying (prospectuses, compliance manuals etc.), as well as other common business out of pocket expenses.

5.          Insurance Coverage. Gerard Scarpati will be covered by the Fund’s Errors and Omissions and/or Officers and Directors insurance as an officer of the Fund, which insurance shall be at the same levels and upon the same terms of coverage as the coverage for the Fund’s other officers.

6.          Liability; Indemnification. The Fund shall indemnify and hold harmless Gerard Scarpati and other Vigilant employees who perform services on behalf of the Fund hereunder, in his/her capacity as an officer of the Fund to the same degree the Fund’s other directors and officers are indemnified and to the extent permitted by applicable law. The Fund shall indemnify and hold harmless Gerard Scarpati, Vigilant, its employees, and agents (collectively “VCS”) from all actual claims, actual liabilities, reasonable attorneys’ fees, actual judgments, actual expenses and actual charges (collectively “Losses”) in connection with the performances of services. In no event shall any party be liable for special, consequential, exemplary or punitive damages. The liability of VCS shall in no event exceed the gross annual fee for CFO services paid to Vigilant in the preceding year, regardless of the claim or legal theory set forth by any party.

© Copyright 2014 Vigilant Compliance, LLC

ARC Real Estate Income Fund - Name Changed to - American Real Estate Income Fund

CFO Fund Agreement updated from 5/12 to 1/7/14

7.          Changes in CFO During the Term of the Agreement.

(a)     Removal of CFO. If Vigilant wishes to dismiss the CFO under the terms of Vigilant’s arrangement with the CFO, Vigilant shall present its plan of action to Fund prior to taking such action.  Under such circumstances, Vigilant may, at its own discretion, offer to present another CFO candidate to Fund that would work through Vigilant.  If Fund approves the new CFO, this Agreement would continue as amended to reflect the new CFO.  If Fund chooses to engage its own CFO as a result of Vigilant dismissing the CFO under this Agreement, this Agreement shall terminate immediately, and Fund shall pay Vigilant only for fees and out of pocket expenses accrued up to the point in time when Fund’s new CFO officially assumes responsibility.  Further, it is mutually agreed and understood that, if Fund chooses to engage its own CFO as a result of Vigilant dismissing the CFO under this Agreement, this Agreement shall terminate immediately by mutual agreement.

(b)     Resignation by CFO. If the CFO voluntarily resigns, at the discretion of both parties, Vigilant may present an alternative CFO candidate for Fund’s consideration and approval to continue to perform the duties set forth under this Agreement.  If Fund chooses to end its relationship with Vigilant as a result of such voluntary resignation by the CFO, this Agreement shall terminate immediately, and Fund shall pay Vigilant only for fees and out of pocket expenses accrued up to the point in time when Fund’s new CFO officially assumes responsibility.

(c)     CFO unable to Perform.  In the event the CFO is unable to perform his duties for a period of time due to unforeseen sickness or disability, Vigilant shall present its plan of action to Fund.  Under such circumstances, Vigilant may, at its own discretion, offer to present another CFO candidate to Fund that would work through Vigilant.  If Fund approves the new CFO, this Agreement would continue as amended to reflect the new CFO.  If Fund chooses to engage its own CFO as a result of such inability to perform, this Agreement shall terminate immediately, and Fund shall pay Vigilant only for fees and out of pocket expenses accrued up to the point in time when Fund’s new CFO officially assumes responsibility.

8.          Taxes. VCS shall be responsible for compliance with all local, state and federal rules, laws and regulations applicable to Services and payment of all taxes, such as income, unemployment, social security and other similar taxes, applicable to Services.

9.          Cooperation. The Fund will use commercially reasonable efforts to secure the cooperation of its officers and Service Providers, and will use its best efforts to cause such parties to provide requested information to Vigilant in a prompt manner.

10.         Consultations with Counsel. Gerard Scarpati and other Vigilant employees performing services for the Fund hereunder shall be permitted to consult counsel to the Fund at the cost of the Fund relating to Fund matters should such consultation become necessary.

© Copyright 2014 Vigilant Compliance, LLC

ARC Real Estate Income Fund - Name Changed to - American Real Estate Income Fund

CFO Fund Agreement updated from 5/12 to 1/7/14

11.         Other Service Providers. Vigilant acknowledges that the Fund may engage various entities as Service Providers, and the services required to be performed pursuant to the Fund’s contract therewith shall continue to be performed by such Service Providers as determined by the Fund. The Fund may also make changes related to the Service Providers, but such changes will not be deemed to impose additional duties upon the CFO.

12.         Breach. If Vigilant fails to deliver the specific services set forth herein and acts in a negligent manner, Vigilant shall be given thirty (30) days written notice to cure. If Vigilant fails to cure within thirty (30) days after written notice to Vigilant, the Fund shall have the right to terminate this Agreement.

13.         Documents and Records. The Fund shall be responsible for maintaining all books and records of the Fund as required by the 1940 Act and other applicable laws.

14.         Work Product and Intellectual Property Rights. All work performed at the direction of the Fund and its officers, shall be the property of the Fund and the Fund shall have a right to copy and reproduce such and to provide it to others as required by the Fund’s business under relevant laws and regulations including the 1940 Act, and Vigilant shall have a non-exclusive license to use such (“Work Product”). All ideas, improvements, concepts, inventions, discoveries, developments, innovations, software, designs, processes or other works of authorship, made, conceived or developed by Vigilant or otherwise produced by Vigilant in performance of this Agreement (“Intellectual Property”) shall remain the property of Vigilant, regardless of whether or not such Intellectual Property is protectable by patent, trademark, copyright, trade secret or other applicable law. Vigilant shall also be entitled to such Work Product and the right to use or reuse such materials in connection with servicing the Fund, or other unaffiliated funds in the business of Vigilant .

15.          Confidentiality.

(a)	All information of or pertaining to Fund or any of its affiliates, whether stored on computer disk or as electronic media, to which Vigilant is given access or otherwise obtains in the course of its provision of the Services under this Agreement is referred to as “Confidential Information.” Confidential Information shall include, but not be limited to, all information relating to the Services and all technology, know-how, processes, trade secrets, contracts, proprietary information, historical and projected financial information, business strategies, operating data and organizational and cost structures, product descriptions, pricing information, loan information, credit information and policies, and customer information (which includes, without limitation, names, addresses, telephone numbers, account numbers, demographic, financial and transactional information) or customer lists, whether received before or after the date hereof.

© Copyright 2014 Vigilant Compliance, LLC

ARC Real Estate Income Fund - Name Changed to - American Real Estate Income Fund

CFO Fund Agreement updated from 5/12 to 1/7/14

(b)	Vigilant shall hold all Confidential Information in confidence and shall not disclose any Confidential Information to any person, unless otherwise permitted hereunder and Vigilant shall not use any such Confidential Information for purposes other than in connection with the Services; provided, however, that Vigilant will be permitted, without Fund’s prior written consent, to disclose Confidential Information on a need-to-know basis to those third parties who are engaged by the Fund or in connection with the Services.

(c)	If Vigilant becomes legally compelled (by deposition, interrogatory, request for documents, subpoena, civil investigative demand or similar process) to disclose any Confidential Information, Vigilant may disclose such Confidential Information to the extent legally required; provided, however, that Vigilant , unless prevented by regulatory authorities from doing so, shall (i) first notify the Fund of such legal process, unless such notice is prohibited by statute, rule or court order, (ii) attempt to obtain the Fund’s consent to such disclosure, and (iii) in the event consent is not given, agree to permit a motion to quash, or other similar procedural step, to frustrate the production or publication of information. In making any disclosure under such legal process, the parties agree to use commercially reasonable efforts to preserve the confidential nature of such information. Nothing herein shall require Vigilant to fail to honor a subpoena, court or administrative order, or other legal requirement on a timely basis.

(d)	With the exception of customer information of the Fund and its affiliates, which shall be protected in all circumstances, no information shall be within the protection of this Agreement where such information: (i) is or becomes publicly available through no fault of the Vigilant; (ii) is made public by the Adviser or Fund without restriction; or (iii) is rightly obtained from a third party not subject to confidentiality restrictions.

16.         Applicable Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Pennsylvania, without respect to principles regarding conflicts of law.

17.         Severability; No Waiver. Each provision of this Agreement shall be severable from every other provision of this Agreement for the purpose of determining the legal enforceability of any specific provision. If any provision of this Agreement is deemed invalid or unenforceable under applicable law, all other provisions of this Agreement shall remain in full force and effect. No delay or omission on the part of a party to this Agreement in exercising any right hereunder shall operate as a waiver thereof or of any other right.

18.         Entire Agreement; Assignment. This is the entire Agreement between the parties with regard to the Services. This Agreement shall be deemed modified, without the necessity of further signature upon modification made by the Board of Directors of the Fund and accepted by Vigilant.

© Copyright 2014 Vigilant Compliance, LLC

ARC Real Estate Income Fund - Name Changed to - American Real Estate Income Fund

CFO Fund Agreement updated from 5/12 to 1/7/14

19.         Counterparts. This Agreement may be executed simultaneously in two or more counterparts, each of which taken together shall constitute one and the same instrument.

20.         Non-exclusivity. This Agreement is not exclusive and the Fund recognizes that Vigilant may provide similar services to other persons or entities.

21.         No Partnership. This Agreement is not intended to constitute, create, give effect to or otherwise recognize a partnership, joint venture, or other form of business organization of any kind and the rights and obligations of the Fund and Vigilant shall be only those expressly set forth herein.

22.         Third Party Beneficiary. The parties understand and agree that there are no third party beneficiaries to this Agreement.

Vigilant Compliance, LLC		American Real Estate Income Fund

By:	/s/ Salvatore Faia	By:	/s/ John H. Grady
Salvatore Faia		Name:	John H. Grady
President		Title:	President
Dated:	February 10, 2014	Dated:	February 10, 2014

© Copyright 2014 Vigilant Compliance, LLC

ARC Real Estate Income Fund - Name Changed to - American Real Estate Income Fund

CFO Fund Agreement updated from 5/12 to 1/7/14

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